EMPIRE ASSET MANAGEMENT COMPANY LLC

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2015

Empire Asset Management Company LLC (the "Company"), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

3. As a consequence, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption for the period from January 1, 2015 through December 31, 2015 without exception.

Empire Asset Management Company LLC



Dated: 2.29.16

By: _____
Gregg Zeoli
Chief Executive Officer

LEHMAN NEWMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS